QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	September 30, 2002	2002	11	28
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2002	11	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2002	11	28

Silver Standard Resources Inc.
Schedule “A”
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of Canadian dollars, except number of shares - unaudited)

	September 30, 2002 $	December 31, 2001 $
Assets
Current assets
Cash and cash equivalents (note 5)	16,803	5,577
Accounts receivable	246	209
Prepaid expenses	178	178

	17,227	5,964
Reclamation deposits	90	110
Investments	377	100
Mineral property costs	51,035	39,136
Fixed assets	94	89

	68,823	45,399

Liabilities
Current liabilities
Accounts payable and accrued liabilities	367	422
Current portion of long-term debt	202	22
Convertible debenture (note 3)	2,182	--

	2,751	444

Provision for reclamation	535	503
Long-term debt	135	143
Mineral property payable	120	3,326
Minority interest	--	45

	3,541	4,461

Shareholders’ Equity
Capital stock (note 4)
Authorized
100,000,000 common shares without par value
Issued
37,956,360 common shares (2001 – 30,913,953)	92,905	66,108
Value assigned to warrants and options	43	326
Deficit	(27,666)	(25,496)

	65,282	40,938

	68,823	45,399

Nature of operations (note 1)

Subsequent events (note 7)

Approved by the board of Directors:

“R.A. Quartermain”	“R.E. Gordon Davis”

R.A. Quartermain	R.E. Gordon Davis
Director	Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
Schedule “A”
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(expressed in thousands of Canadian dollars, except number of shares and per share amounts — unaudited)

	Three months ended September 30		Nine months ended September 30

	2002 $	2001 $	2002 $	2001 $

Expenses
Property examination and exploration	116	47	242	80
Reclamation	131	30	188	50
Depreciation	8	8	19	18
General and administration	282	89	1,027	485
Professional fees	23	2	105	53
Salaries and employee benefits	75	55	330	189

	(635)	(231)	(1,911)	(875)

Other income (expenses)
Investment income	103	43	212	127
Interest expense (note 3)	(57)	--	(57)	--
Investment gain on sale	--	--	28	--
Gain on sale of mineral property	--	--	--	1
Write off of mineral properties	(53)	--	(53)	--
Foreign exchange gain (loss)	273	--	(389)	4

	266	43	(259)	132

Loss for the period	(369)	(188)	(2,170)	(743)
Deficit - Beginning of period	(27,297)	(22,674)	(25,496)	(22,119)

Deficit – End of period	(27,666)	(22,862)	(27,666)	(22,862)

Weighted average number of shares outstanding	37,855,828	26,406,632	34,878,718	25,393,605

Basic and diluted loss per common share	(0.01)	(0.01)	(0.06)	(0.03)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
Schedule “A”
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars — unaudited)

	Three months ended September 30		Nine months ended September 30

	2002 $	2001 $	2002 $	2001 $
Cash flows from operating activities
Loss for the period	(369)	(188)	(2,170)	(743)
Items not affecting cash
Depreciation	8	8	19	18
Mineral property costs written off	53	--	53	--
Foreign exchange on convertible debenture	138	--	138	--
Valuation of options issued to consultants	27	--	27	--
Donation made in shares	--	--	41	--

	(143)	(180)	(1,892)	(725)
Changes in non-cash working capital items – net of
acquisitions
Accounts receivable and prepaid expenses	(154)	(70)	(37)	(160)
Accounts payable and accrued liabilities	260	(316)	122	(8)

	(37)	(566)	(1,807)	(893)

Cash flows from financing activities
Shares issued for cash	520	389	22,974	4,101
Share issue costs (net)	--	--	(151)	--
Repayment of long-term debt	6	(2)	(8)	(21)

	526	387	22,815	4,080

Cash flows from investing activities
Mineral property costs	(2,109)	(416)	(9,522)	(2,093)
Purchase of fixed assets	(18)	(9)	(24)	(19)
Purchase of joint venture	--	--	34	--
Proceeds on sale of fixed assets	--	--	--	43
Foreign exchange	--	1	--	(5)
Purchase of investment	--	--	(277)	--
Minority interest buy out	(43)	--	(45)	--
Reclamation deposit (advance) recovery	40	(8)	52	(8)

	(2,130)	(432)	(9,782)	(2,082)

Increase in cash and cash equivalents	(1,641)	(611)	11,226	1,105
Cash and cash equivalents - Beginning of period	18,444	5,025	5,577	3,309

Cash and cash equivalents - End of period	16,803	4,414	16,803	4,414

Supplemental cash flow information (note 5)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.
Schedule “A”
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(expressed in Canadian dollars — unaudited)

1.	Nature of operations

The company is in the process of acquiring and exploring silver mineral properties. The company plans to develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and the company is considered to be in the exploration stage.

Management has estimated that the company will have adequate funds from existing working capital, and proceeds from exercise of share purchase warrants and options to meet its corporate administrative and property obligations for the coming year. The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production.

2.	Significant accounting policies

(a)	These interim financial statements follow the same accounting policies as the most recent annual financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the company.
(b)	Effective January 1, 2002 the company adopted the revised recommendations of the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses for long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. There were no unamortized foreign exchange losses on long-term debt as at December 31, 2001 and consequently no adjustment to reduce opening retained earnings was necessary.
(c)	Effective January 1, 2002, the company adopted the Canadian Institute of Chartered Accountants Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments (note 4[c]).

3.	Acquisition

In June 2002, the company acquired a 43.4% interest in Sunshine Argentina, Inc. – a company that owns the Pirquitas silver project. The company paid US $3.0 million in cash and issued a US $1.34 million convertible debenture for a total of $6,592,000. The company assigned the purchase price to acquisition costs relating to the Pirquitas property.

The convertible debenture matures on June 26, 2003 with interest to be paid in cash on maturity at 10%. The debenture is convertible at the election of the vendor into common shares of the company at a price of $5.80 per share. The company has recorded the debenture as a current liability as the fair value of the equity commitment is not material.

4.     Outstanding shares and related information

(a)	Shares
During the six months ending June 30, 2002 the company:

(i)

Completed in May a $16,800,000 private placement and issued 4,200,000 units at $4.00 per share. Each unit consisted of one common share and one common share purchase warrant exercisable into 4,200,000 common shares at $4.80 per share until May 10, 2004. The company issued 80,640 units and paid $112,697 in cash as finders’ fees for the private placement;

(ii)	Issued 1,413,410 shares for proceeds of $4,346,342 pursuant to the exercise of common share purchase warrants;

(iii)	Issued 695,734 shares for proceeds of $1,827,366 pursuant to the exercise of stock options;

(iv)	Issued 642,623 shares with a value of $3,933,030 relating to the acquisition of properties, including the final payment obligations relating to the Diablillos property acquisition; and

(v)	Issued 10,000 shares with a value of $40,700 relating to a donation.

(b)	Warrants
At September 30, 2002, 5,427,500 share purchase warrants were issued and outstanding at exercise prices ranging from $1.50 to $4.80 with weighted average remaining lives of 0.1 years to 1.6 years.

(c)	Options
During the period ending September 30, 2002 the company granted a total of 803,500 common share stock options to directors and employees and 24,900 to non-employees of the company. The total number of options outstanding at the end of the quarter were 1,525,441, with prices ranging from $1.90 to $8.00 with weighted average remaining lines of 2.0 years to 4.8 years.

Effective January 1, 2002, the company has adopted the new accounting standard for stock-based compensation. The company has elected to follow the intrinsic value method of accounting for share options granted to employees and directors. Under this method, no compensation expense will be recorded if the exercise price of the share options were granted at market and accordingly, no compensation expense was recognized on the 803,500 common shares issued during the period ending September 30, 2002 to directors and employees. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $1,690,000 pursuant to the share options issued to September 30, 2002. Pro forma earnings information determined under the fair value method of accounting for stock options is as follows:

		Nine months ended September 30, 2002

Net loss for the period	As reported	2,170,000
	Pro-Forma	3,860,000
Basic and diluted loss per share	As reported	0.06
	Pro-Forma	0.11

The fair values of options have been estimated using an option-pricing model with the following assumptions:

(i)	Average risk-free interest rate:	3.3 to 3.5%
(ii)	Expected life	2.5 years
(iii)	Expected volatility	50
(iv)	Expected dividends	nil

The 24,900 options granted to non-employees were valued at $56,000 using the same option pricing model assumptions.

5.    Supplementary cash flow information

        Cash and cash equivalents included in the cash flow statement comprise the following:

	September 30, 2002	December 31, 2001

Cash on hand and balances held with banks	1,917,000	1,764,000
Short-term deposits	14,886,000	3,813,000

	16,803,000	5,577,000

Non-cash financing and investing activities were:
	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001

Non-cash financing activities
Shares issued to extinguish mineral property payable	--	--	3,280,000	--
Shares issued for mineral properties	314,000	920,000	314,000	920,000
Shares issued for donation	--	--	41,000	--
Option value assigned to mineral property	16,000	--	29,000	--
Option value assigned to operations	27,000	--	27,000	--
Shares issued for finders’ fee	--	--	323,000	48,000
Finders’ fee satisfied by issue of shares	--	--	(323,000)	(48,000)

	357,000	920,000	3,691,000	920,000

	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001

Non-cash investing activities
Shares issued for mineral properties	(314,000)	(920,000)	(314,000)	(920,000)
Option value assigned to mineral property	(16,000)	--	(29,000)	--
Convertible debenture issued for mineral properties	--	--	(2,044,000)	--
Minority interest buy-out assigned to mineral property	--	--	(43,000)	--
Mineral property value assigned on acquisition	125,000	--	--	--

	(205,000)	(920,000)	(2,430,000)	(920,000)

6.     Segmented financial information

			Nine months ended September 30, 2002

	Canada	United States	Latin America	Australia	Consolidated

Fixed assets	88,000	--	5,000	1,000	94,000
Mineral property costs	3,649,000	7,432,000	25,022,000	14,932,000	51,035,000

	3,737,000	7,432,000	25,027,000	14,933,000	51,129,000

			Year ended December 31, 2001

	Canada	United States	Latin America	Australia	Consolidated

Fixed assets	82,000	–	6,000	1,000	89,000
Mineral property costs	3,649,000	6,411,000	14,375,000	14,701,000	39,136,000

	3,731,000	6,411,000	14,381,000	14,702,000	39,225,000

7.	Subsequent Events

(a)	In November the company announced it had entered into a letter agreement for a unique option/joint venture with Vista Gold Corp. (“Vista”) in which the company will acquire all the silver resources hosted in the Maverick Springs gold-silver prospect in northern Nevada. Under the terms of the letter agreement, the company will pay Vista US $300,000 on closing of a formal agreement and contribute US $1,200,000 toward exploration programs, land holding costs and option payments.

(b)	In November, the company announced it had entered into an agreement with Imperial Metals Corporation and the Silvertip Mining Corporation under which it will acquire a 100% interest in the Silvertip project located in northern British Columbia. Under the terms of the agreement, the company has agreed to pay $1,200,000 (approximately US $770,000) and issue 100,000 common shares on closing.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

                  ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Silver Standard Resources Inc.	September 30, 2002	2002	11	28
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.silver-standard.com

CERTIFICATE
The two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2002	11	28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2002	11	28

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Six Months Ended September 30, 2002

1.     Mineral Property Costs (expressed in Canadian dollars):

	Bowdens	Bluey's	Diablillos	Challacollo	Manantial Espejo	Sulphurets	Candelaria	Shafter	Pirquitas	San Marcial	Mexico Other	Chile Other	Totals

Balance, beginning of year	$14,659,408	$42,154	$5,466,139	$175,514	$8,733,278	$3,648,439	$3,884,918	$2,525,843	$	$	$		$$39,135,693

Acquisition costs for period	--	--	--	617,999	482,948	--	--	353,912	6,591,592	640,599	31,113	32,454	8,750,617
Admin/office	13,816	1,962	7,741	4,998	38,766	--	23,726	21,090	15,887	1,334	--	342	129,662
Assaying	14,877	158	--	107,594	13,980	--	--	--	--	29,258	--	--	165,867
Camp costs	--	--	--	--	28,097	--	--	--	--	--	--	--	28,097
Capital assets	--	--	--	--	13,503	--	--	--	--	--	--	--	13,503
Consulting	--	--	--	75,143	--	--	--	65,288	11,162	--	--	--	151,593
Core shed	--	--	--	--	2,938	--	--	--	--	--	--	--	2,938
Drafting	4,579	1,961	1,918	16,118	2,986	--	--	2,281	--	5,440	--	4,386	39,669
Drilling	20,388	(9,103)	--	385,697	--	--	--	--	--	627,173	--	--	1,024,155
Engineering	--	--	--	12,049	1,592	--	991	--	--	5,632	--	--	20,264
Environmental	4,802	--	5,360	--	--	--	--	18,744	2,066	--	--	--	30,972
Geology consultants	--	--	--	17,285	23,217	--	--	10,174	8,354	--	--	18,372	77,402
Geology salaries	90,007	4,019	5,418	32,136	117,839	--	9,490	--	12,200	11,488	--	2,458	285,055
Geophysics	--	5,863	--	--	--	--	--	--	--	--	--	--	5,863
Heavy/light equipment	12,237	--	1,608	34,833	8,870	--	--	12,272	--	--	--	--	69,820
rental
Insurance	1,765	--	--	--	--	--	238	11,833	--	--	--	--	13,836
Legal	1,833	--	24,000	33,371	38,363	--	4,417	6,582	49,585	2,633	--	4,622	165,406
Licenses/government fees	--	144	99	88	12,859	--	12,500	1,718	506	6,446	--	--	34,360
Living costs/travel	14,626	851	1,866	53,713	21,576	--	12,185	28,561	12,056	2,707	--	9,656	157,797
Metallurgical	1,670	--	--	1,418	--	--	2,320	--	669	1,747	--	--	7,824
consulting/testing
Permitting	--	--	--	--	--	--	31,783	--	--	--	--	--	31,783
Property holding costs	--	--	--	--	--	--	43,517	--	--	--	--	--	43,517
Property taxes	--	--	18,485	59,720	--	--	57,400	9,514	2,859	--	--	--	147,978
Rent	14,889	--	--	--	1,495	--	--	61,517	--	--	--	--	77,901
Supervision project/labour	64,443	--	--	5,509	--	--	90,765	106,373	3,180	--	--	27	270,297
Supplies	12,343	--	212	1,556	3,990	--	5,167	16,725	21	--	--	239	40,253
Surveying	281	4,616	--	--	58,990	--	--	--	--	--	--	--	63,887
Value added tax	--	--	211	--	40,453	--	--	--	--	--	--	--	40,664
Vehicles maintenance/fuel	--	--	--	--	8,162	--	--	--	--	--	--	--	8,162
Working capital	--	--	--	(12,538)	61,091	--	--	--	4,068	--	--	--	52,621

Costs for the period	272,556	10,471	66,918	828,690	498,767	--	294,499	372,672	122,613	693,858	--	40,102	3,201,146

Costs written off in the period	--	(52,625)	--	--	--	--	--	--	--	--	--	--	(52,625)

Balance , end of period	$14,931,964		$$5,533,057	$1,622,203	$9,714,993	$3,648,439	$4,179,417	$3,252,427	$6,714,205	$1,334,457	$31,113	$72,556	$51,034,831

Schedule of General and Administrative Costs
For the nine months ended September 30, 2002
(expressed in Canadian dollars).

Bank charges	$ 9,139
Capital tax	28,803
Computer expenses	23,779
Consulting fees	33,010
Director expenses	1,447
Donations	40,800
Dues and fees	5,608
Entertainment	2,283
Freight and couriers	2,088
Insurance	84,573
Investor relations - Advertising	19,351
Investor relations - Broker research services	9,945
Investor relations - Corporate directory listing	3,986
Investor relations - Head office salaries	99,460
Investor relations - Mailings	5,455
Investor relations - Miscellaneous expenses	1,469
Investor relations - Shipping	2,129
Investor relations - Slide presentations	3,584
Investor relations - Special projects (see * below)	195,025
Investor relations – Telephone	633
Investor relations - Trade shows and conferences	43,775
Investor relations - Travel expenses	40,082
Investor relations - Web site maintenance	6,912
Large corporation tax	26,485
Listing and filing fees	39,522
Miscellaneous	5,558
Parking	1,405
Payroll administration fee	997
Photocopier expense	1,660
Postage	11,712
Property and franchise taxes	6,887
Rent	64,272
Shareholder relations - Annual meeting	1,675
Shareholder relations - Annual report	70,292
Shareholder relations - Quarterly report	13,150
Shareholder relations – Mailing	74,808
Shareholder relations - Press releases	16,514
Shareholder relations - Special projects	1,350
Stationery and office supplies	13,501
Storage	2,533
Subscription and publications	925
Telephone and fax	7,740
Travel	2,652
Transfer agents	31,929

1,058,904
Recoveries: Drafting	(8,885)
Recoveries: Administration and management fees	(22,500)

$ 1,027,519

* relates in part to non-recurring costs associated with the successful completion of a $16.8 million financing during the second quarter.

2.     Related Party Transactions:

During the nine months ending September 30, 2002, the company recorded management fees and expense reimbursements of $134,855 from companies related by common management. At September 30, 2002, accounts receivable include $57,989 from the related parties.
3. (a) Securities Issued During the Nine months ended September 30, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
Jan. 2, 2002	Common Shares	Option Exercise	2,303	$ 2.00	$4,606	Cash	N/A
Jan. 2, 2002	Common Shares	Option Exercise	25,797	$ 2.10	$54,174	Cash	N/A
Jan. 3, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
Jan. 3, 2002	Common Shares	Option Exercise	2,300	$ 2.50	$5,750	Cash	N/A
Jan. 8, 2002	Common Shares	Option Exercise	37,700	$ 1.90	$71,630	Cash	N/A
Jan. 8, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
Jan. 9, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
Jan. 11, 2002	Common Shares	Option Exercise	12,707	$ 1.90	$24,143	Cash	N/A
Jan. 11, 2002	Common Shares	Warrant Exercise	44,570	$ 2.32	$103,402	Cash	N/A
Jan. 11, 2002	Common Shares	Option Exercise	30,000	$ 2.50	$75,000	Cash	N/A
Jan. 11, 2002	Common Shares	Option Exercise	1,300	$ 1.90	$2,470	Cash	N/A
Jan. 18, 2002	Common Shares	Property Acquisition	383,025	$ 4.2117 USD: $ 2.6107926	N/A (1)	Property Acquisition	N/A
Jan. 22, 2002	Common Shares	Warrant Exercise	35,000	$ 2.32	$81,200	Cash	N/A
Feb. 5, 2002	Common Shares	Option Exercise	33,000	$ 2.50	$82,500	Cash	N/A
Feb. 8, 2002	Common Shares	Option Exercise	5,000	$ 1.90	$9,500	Cash	N/A
Feb. 8, 2002	Common Shares	Warrant Exercise	6,000	$ 2.32	$13,920	Cash	N/A
Feb. 19, 2002	Common Shares	Donation	10,000	$ 4.07	N/A (2)	Donation	N/A
Feb. 28, 2002	Common Shares	Warrant Exercise	170,000	$ 2.32	$391,200	Cash	N/A
Feb. 28, 2002	Common Shares	Option Exercise	8,000	$ 2.50	$20,000	Cash	N/A
Mar. 13, 2002	Common Shares	Warrant Exercise	75,000	$ 3.00	$225,000	Cash	N/A
Mar. 14, 2002	Common Shares	Warrant Exercise	184,350	$ 3.00	$553,050	Cash	N/A
Mar. 26, 2002	Common Shares	Property Acquisition	70,922	$ 4.23	N/A (3)	Property Acquisition	N/A
Mar. 27, 2002	Common Shares	Option Exercise	20,000	$ 2.50	$50,000	Cash	N/A
Mar. 28, 2002	Common Shares	Option Exercise	20,000	$ 2.50	$50,000	Cash	N/A
April 3, 2002	Common Shares	Option Exercise	5,000	$ 1.90	$9,500	Cash	N/A
April 4, 2002	Common Shares	Option Exercise	12,500	$ 2.50	$31,250	Cash	N/A
April 5, 2002	Common Shares	Warrant Exercise	38,000	$ 1.50	$57,000	Cash	N/A
April 8, 2002	Common Shares	Warrant Exercise	15,000	$ 3.00	$45,000	Cash	N/A
April 23, 200	Common Shares	Option Exercise	20,000	$ 2.50	$50,000	Cash	N/A
April 23, 200	Common Shares	Warrant Exercise	34,700	$ 3.00	$104,100	Cash	N/A
April 23, 200	Common Shares	Warrant Exercise	20,000	$ 2.32	$46,400	Cash	N/A
May 2, 2002	Common Shares	Option Exercise	14,500	$ 3.01	$43,645	Cash	N/A
May 7, 2002	Common Shares	Option Exercise	35,500	$ 3.01	$106,855	Cash	N/A
May 7, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
May 7, 2002	Common Shares	Warrant Exercise	50,000	$ 3.50	$175,000	Cash	N/A
May 10, 2002	Common Shares	Private Placement	4,200,000(4)	$ 4.00	$16,800,000	Cash	$112,697
May 10, 2002	Share Purchase Warrants	Private Placement	4,200,000(4)	--	--	--	--
May 10, 2002	Common Shares	Finder’s Fee	80,640	$ 4.00	--	Finder’s Fee	N/A
May 10, 2002	Share Purchase Warrants	Finder’s Fee	80,640	--	--	Finder’s Fee	--
May 14, 2002	Common Shares	Option Exercise	5,000	$ 2.50	$12,500	Cash	N/A
May 16, 2002	Common Shares	Option Exercise	12,600	$ 3.01	$37,926	Cash	N/A
May 17, 2002	Common Shares	Warrant Exercise	200,000	$ 3.50	$700,000	Cash	N/A
May 17, 2002	Common Shares	Warrant Exercise	250,000	$ 3.50	$875,000	Cash	N/A
May 23, 2002	Common Shares	Option Exercise	10,000	$ 3.01	$30,100	Cash	N/A
May 23, 2002	Common Shares	Option Exercise	14,500	$ 2.50	$36,250	Cash	N/A
May 23, 2002	Common Shares	Option Exercise	12,707	$ 1.90	$24,143	Cash	N/A
May 23, 2002	Common Shares	Option Exercise	37,700	$ 2.50	$94,250	Cash	N/A
May 23, 2002	Common Shares	Option Exercise	10,000	$ 2.09	$20,900	Cash	N/A
May 24, 2002	Common Shares	Option Exercise	12,200	$ 4.25	$51,850	Cash	N/A
May 27, 2002	Common Shares	Option Exercise	10,000	$ 1.90	$19,000	Cash	N/A
May 28, 2002	Common Shares	Warrant Exercise	100,000	$ 3.50	$350,000	Cash	N/A
May 28, 2002	Common Shares	Option Exercise	6,000	$ 1.90	$11,400	Cash	N/A
May 29, 2002	Common Shares	Option Exercise	8,900	$ 4.25	$37,825	Cash	N/A
May 31, 2002	Common Shares	Option Exercise	5,552	$ 1.90	$10,549	Cash	N/A
May 31, 2002	Common Shares	Option Exercise	25,000	$ 2.50	$62,500	Cash	N/A
June 3, 2002	Common Shares	Warrant Exercise	22,250	$ 3.00	$66,750	Cash	N/A
June 4, 2002	Common Shares	Option Exercise	3,868	$ 1.90	$7,349	Cash	N/A
June 4, 2002	Common Shares	Option Exercise	35,000	$ 2.50	$87,500	Cash	N/A
June 4, 2002	Common Shares	Option Exercise	40,000	$ 4.25	$170,000	Cash	N/A
June 4, 2002	Common Shares	Warrant Exercise	14,600	$ 3.00	$43,800	Cash	N/A
June 4, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
June 4, 2002	Common Shares	Option Exercise	20,000	$ 2.50	$50,000	Cash	N/A
June 6, 2002	Common Shares	Option Exercise	1,000	$ 3.01	$3,010	Cash	N/A
June 11, 2002	Common Shares	Option Exercise	5,000	$ 2.50	$12,500	Cash	N/A
June 14, 2002	Common Shares	Option Exercise	8,500	$ 2.50	$21,250	Cash	N/A
June 18, 2002	Common Shares	Warrant Exercise	45,000	$ 3.00	$135,000	Cash	N/A
June 20, 2002	Common Shares	Option Exercise	6,500	$ 3.01	$19,565	Cash	N/A
June 25, 2002	Common Shares	Option Exercise	3,600	$ 3.01	$10,836	Cash	N/A
June 25, 2002	Common Shares	Warrant Exercise	2,540	$ 3.00	$7,620	Cash	N/A
June 26, 2002	Convertible Debenture	Property Acquisition	A Convertible Debenture	US $1.34 million	N/A (7)	Property Acquisition	N/A
June 28, 2002	Common Shares	Warrant Exercise	10,000	$ 3.00	$30,000	Cash	N/A
June 28, 2002	Common Shares	Property Acquisition	142,970	$ 9.56 USD: $ 6.29504	N/A (6)	Property Acquisition	N/A
July 3, 2002	Common Shares	Warrant Exercise	20,000	$ 3.00	$60,000	Cash	N/A
July 5, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
July 10, 2002	Common Shares	Option Exercise	1,500	$ 3.01	$4,515	Cash	N/A
July 10, 2002	Common Shares	Warrant Exercise	2,800	$ 3.00	$8,400	Cash	N/A
July 11, 2002	Common Shares	Option Exercise	7,500	$ 4.25	$31,875	Cash	N/A
July 15, 2002	Common Shares	Option Exercise	14,000	$ 2.50	$35,000	Cash	N/A
July 15, 2002	Common Shares	Warrant Exercise	10,000	$ 3.00	$30,000	Cash	N/A
July 23, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
Aug. 20, 2002	Common Shares	Property Acquisition	45,706	$ 6.87 USD: $4.37580938	N/A (8)	Property Acquisition	N/A
Aug. 28, 2002	Common Shares	Option Exercise	10,000	$ 2.50	$25,000	Cash	N/A
Sept. 4, 2002	Common Shares	Warrant Exercise	25,000	$ 2.32	$58,000	Cash	N/A
Sept. 9, 2002	Common Shares	Option Exercise	13,500	$ 2.50	$33,750	Cash	N/A
Sept. 16, 2002	Common Shares	Warrant Exercise	22,000	$ 4.80	$105,600	Cash	N/A
Sept. 18, 2002	Common Shares	Warrant Exercise	10,000	$ 4.80	$48,000	Cash	N/A
Sept. 23, 2002	Common Shares	Warrant Exercise	1,100	$ 3.00	$3,300	Cash	N/A
Sept. 25, 2002	Common Shares	Warrant Exercise	5,500	$ 4.80	$26,400	Cash	N/A

(1)	Issued in connection with two US $500,000 payment obligations due June 30, 2002 and December 31, 2002, regarding the acquisition of the Diablillos property. The value assigned to the payments was $4.2117 per share or $1,613,200.
(2)	Issued in connection with a corporate donation for the Pacific Mineral Museum Society.
(3)	Issued in connection with the acquisition of the Candelaria property.
(4)	The Private Placement was comprised of 4,200,000 units @ $4.00. Each unit was comprised of 1 common share and 1 common share purchase warrant exercisable at $4.80 until May 10, 2004.
(5)	A Finders’ Fee of 80,640 units @ $4.00 was paid in connection with the Private Placement. Each unit was comprised of 1 common share and 1 common share purchase warrant exercisable at $4.80 until May 10, 2004.
(6)	Issued in connection with a US $500,000 payment obligation due June 30, 2003 and a US $400,000 payment due December 31, 2003, regarding the acquisition of the Diablillos property. The value assigned to the payments was $9.56 or $1,366,830.
(7)	Issued in connection with the Pirquitas property. The US $1.34 million convertible debenture with interest at 10% per annum and a one-year term is convertible into the Issuer’s common shares at Cdn $5.80 per share.
(8)	Issued in connection with the San Marcial property. The value assigned to the payment was $6.87 or $314,000.

Total Common Shares Issued during the nine months ended September 30, 2002:	7,042,407
Total Warrants Issued during the nine months ended September 30, 2002:	4,280,640

(b)   Options Granted During the Nine months ended September 30, 2002:

Date of Grant	Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Jan. 2, 2002	R.E. Gordon Davis	12,200	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Michelle Hawkey	5,000	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Max Holtby	15,400	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	David Johnston	12,200	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Michael Kusnezov	15,500	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Paul LaFontaine	32,800	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Catherine McLeod-Seltzer	80,000	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Ken McNaughton	13,000	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	William Meyer	12,200	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Ross Mitchell	26,900	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Tove Pedersen	10,000	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Ian Pringle	8,900	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Robert Quartermain	88,800	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Alex Ritchie	12,200	$ 4.25	Jan. 1, 2007
Jan. 2, 2002	Linda Sue	39,900	$ 4.25	Jan. 1, 2007
Aug. 2, 2002	R.E. Gordon Davis	30,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Michelle Hawkey	5,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Max Holtby	35,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	David Johnston	30,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Michael Kusnezov	10,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Paul LaFontaine	35,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	David Landrum	7,400	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Catherine McLeod-Seltzer	30,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Ken McNaughton	35,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	William Meyer	30,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Ross Mitchell	35,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Joseph Ovsenek	10,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Janice Pawlik	10,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Tove Pedersen	10,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Ian Pringle	6,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Robert Quartermain	80,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	Linda Sue	35,000	$ 8.00	Aug. 2, 2007
Aug. 2, 2002	James Whelan	10,000	$ 8.00	Aug. 2, 2007
TOTAL 828,400

4. Summary of Securities as at September 30, 2002

(a)	Authorized Capital	100,000,000 no par value common shares
(b)	Issued and Outstanding	37,956,360 common shares
	Amount	$92,904,630

      (c)

Options Outstanding
Number	Exercise Price	Expiry Date
10,000	$2.50	October 7, 2004
15,000	$2.10	April 17, 2005
44,841	$1.90	Dec. 28, 2005
10,000	$2.09	June 5, 2005
321,000	$2.50	August 16, 2006
364,800	$3.01	November 6, 2006
316,400	$4.25	January 1, 2007
443,400	$8.00	August 2, 2007
1,525,441

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
75,000	$1.50	Nov. 9, 2002
362,000	$2.32	June 25, 2003
747,360	$3.00	October 29, 2003
4,243,140	$4.80	May 10, 2004
5,427,500

Brokers Warrants Outstanding
Number	Exercise Price	Expiry Date
NIL

(d)	Total number of shares in escrow: Nil Total number of shares subject to a pooling agreement: Nil

5.	List of Directors and Officers as at August 27, 2002:

Directors:

R.E. Gordon Davis David L. Johnston Catherine McLeod-Seltzer William Meyer Robert A. Quartermain

Officers:

	Robert A. Quartermain Kenneth McNaughton Ross A. Mitchell Linda J. Sue	President Vice President, Exploration Vice President, Finance Corporate Secretary

SILVER STANDARD RESOURCES INC.
QUARTERLY REPORT

SCHEDULE “C” – MANAGEMENT DISCUSSION AND ANALYSIS
For the Nine Months Ended September 30, 2002

       TO THE SHAREHOLDERS:

       Highlights

o	At its 100%-owned Bowdens silver project in Australia, Silver Standard is currently progressing with a 13,500 meter program of drilling. This latest phase of work will likely mark the completion of field work necessary for the feasibility study now under way.

o	Approximately 6,000 meters of drilling, managed by Silver Standard, is under way at the 50%-owned Manantial Espejo property in southern Argentina. The property’s other 50% owner is Pan American Silver Corp.

o	At Challacollo in Chile, the company intersected very good grades of silver over significant intervals in a 2,500 meter program whose results were reported in the third quarter. A new resource calculation is under way.

o	In August, following successful drilling results at the San Marcial property in Mexico, the company exercised its option to acquire Gold-Ore Resources’ option to earn a 100% interest in the property. The property has excellent potential for further silver and gold mineralization.

o	In July, Silver Standard made its final payments for the Diablillos silver property in Argentina by issuing 142,970 common shares valued at US$900,000 to Pacific Rim Mining Corp.

o	Subsequent to the end of the third quarter, Silver Standard announced two new acquisitions: an innovative agreement with Vista Gold Corporation to acquire all silver resources at the Maverick Springs silver-gold deposit in Nevada and, second, a 100% interest in the Silvertip property located in northern British Columbia.

o	From a shareholder perspective, the company has had a busy schedule of conferences and shareholder meetings in the United States that started in September and will continue through early December.

o	Silver Standard’s cash position, prior to payments relating to the two new acquisitions, is a very healthy $15.4 million at the date of this report. The company has no material long-term debt. Measured and indicated silver resources now total 271 million ounces with inferred silver resources of a further 357 million ounces under Silver Standard’s control.

          Project Updates

Bowdens, New South Wales, Australia Silver Standard is currently completing a program of reverse circulation and diamond drilling totaling 13,500 meters. The program will also involve bulk sample testing of mineralization from several areas of the deposit in order to complete metallurgical testwork that is necessary for process engineering design.

Challacollo, Region of Tarapaca, Chile Silver Standard optioned Challacollo from Sociedad Contractual Minera Septentrion (SCMS) of Santiago, Chile, sole owner of the property which is located in the Region of Tarapaca 130 kilometers southeast of Iquique.

Following a very successful 2,500-meter program of drilling completed in June, the company is updating a previously reported polygonal resource consisting of indicated resources totalling 10.2 million ounces of silver plus inferred resources of an additional 36.9 million ounces. The Lolon vein is open along strike and at depth and exploration is continuing on other surficial veins.

Diablillos, Salta Province, Argentina In July 2002, the company made a final US$900,000 payment to Pacific Rim Mining Corp. for its acquisition of this silver-gold project in northwestern Argentina. Based on the strong performance of the company’s shares in June, Silver Standard issued 142,970 common shares (at US$6.29 per share) to Pacific Rim to fulfil the final two payments under the terms of the agreement.

Manantial Espejo, Santa Cruz Province, Argentina A 6,000-meter program of diamond drilling commenced in late September at the 50%-owned property and assay results are now being compiled. Pan American Silver, holder of the other 50%, will share costs with Silver Standard on the US$1.0 million program. Silver Standard is operator until commencement of a feasibility study.

San Marcial, Sinaloa, Mexico During the third quarter, Silver Standard exercised its option to acquire Gold-Ore Resources Ltd.‘s option of the San Marcial property. This silver project, situated in the Sierra Madre mountains east of Mazatlan, is located in geology similar to the host rocks of Wheaton River Minerals’ Tayoltita mine and Corner Bay Silver’s Los Alamos project, both of which host significant silver-dominant resources.

The company has now entered into an option agreement with the property’s Mexican owners and believes there is excellent potential for San Marcial to ultimately meet Silver Standard’s minimum project threshold of 20 million ounces of silver resources. In addition, there are at least two gold prospects on the property that require follow-up.

Sulphurets, British Columbia, Canada Silver Standard has re-entered into negotiations with a private individual with respect to a sale of the company’s interests in the Sulphurets gold-silver project, the Snowfield property and the Blue Ice claims, all in British Columbia. The original option to purchase agreement, which provided for a cash payment of $3.8 million to Silver Standard, had expired. Environmental releases from the Government of British Columbia have been obtained. When closing takes place, Silver Standard plans to redeploy these funds to advance core projects and acquire other silver deposits.

Pirquitas, Jujuy, Argentina Following the June 2002 closing of an agreement whereby Silver Standard acquired Stonehill Capital Management LLC’s 43.4% interest in Sunshine Argentina, Inc., Silver Standard centralized technical data related to Pirquitas, an important silver-tin property located in northern Argentina, from several locations and retained Bill Pincus, former vice-president of exploration for Sunshine Mining and Refining Company, as a consultant.

The holder of the other 56.4% interest is Highwood Partners, an affiliate of Elliot & Associates of New York, a US$2 billion family of funds. Silver Standard is project operator. Silver Standard and Highwood Partners have agreed to keep Pirquitas on a care and maintenance basis pending higher silver prices.

          Acquisitions

Silver Standard continued its strategy of acquiring low cost silver resources by acquiring two new projects in North America, both at less than US$0.05 per resource ounce of silver. These two project acquisitions will provide geographic balance in the company’s growing portfolio of silver properties.

Maverick Springs, Nevada, U.S. In early November, Silver Standard reported the signing of a letter agreement for a unique option/joint venture with Vista Gold Corp. of Littleton, Colorado, in which Silver Standard will acquire all silver resources hosted in the Maverick Springs gold-silver prospect in northern Nevada.

Under the terms of the letter agreement, Silver Standard will pay Vista US$300,000 on closing of a formal agreement and contribute US$1.2 million toward exploration programs, land holding costs and option payments. Vista closed its agreement to acquire a 100% interest in Maverick Springs from Newmont Mining Corporation in October 2002, subject to a back-in right and underlying royalties. Silver Standard’s payments reflect the current ratio of the gross value of silver and gold hosted by Maverick Springs and equal approximately US$0.015 per resource ounce of silver, subject to Newmont’s back-in rights.

Maverick Springs is a Carlin-type, silver-dominant precious metals prospect located about 50 miles southeast of Elko, Nevada. The project has had sufficient drilling completed by other operators to support a resource calculation. As required by Canada’s National Instrument 43-101, Snowden Mining Industry Consultants of Vancouver, British Columbia, has completed an independent technical study whose results are summarized below.

Maverick Springs Resource Summaries

Gold (based on a cut-off of 0.005 ounces of gold/ton)

Category	Tons	Gold Grade (in oz./ton)	Contained Gold (in ounces)
Indicated	29,181,000	0.012	350,000
Inferred	67,905,000	0.011	747,000

Silver (based on a cut-off of 0.50 ounces of silver per ton)

Category	Tons	Gold Grade (in oz./ton)	Contained Gold (in ounces)
Indicated	27,391,000	1.18	32,321,000
Inferred	56,840,000	1.21	68,776,000

The intent of the formal agreement to be signed by Vista and Silver Standard is that in the future joint venture between the two companies, Silver Standard will own and control Maverick Spring’s silver resources and Vista Gold will own and control its gold resources.

Under the agreement between Newmont and Vista, Newmont retains either a 1.5% net smelter returns royalty or a right to acquire a 51% interest in Maverick Springs by paying Vista cash equalling 200% of exploration expenditures. As part of the transaction, Vista agreed to undertake at least 20,000 feet (6,100 meters) of drilling, of which 7,000 feet (2,100 meters) is now being drilled.

Silvertip, British Columbia, Canada In late November, Silver Standard reported an agreement with Imperial Metals Corporation and Silvertip Mining Corporation under which Silver Standard will acquire a 100% interest in the Silvertip project located in northern British Columbia approximately 50 miles (85 km) south of Watson Lake, Yukon Territory.

To acquire the Silvertip property, Silver Standard has agreed to pay Imperial cash of $1.2 million (approximately US$770,000) and issue 100,000 common shares on closing. The agreement is subject to receipt of regulatory approvals.

Silvertip hosts a significant silver resource within a high-grade, base metal-dominant massive sulphide deposit. Work to date has included 71,472 meters of drilling in 491 holes and 2.67 kilometers of underground development. Based on this work, Imperial Metals Corporation prepared the following resource calculation that complies with Canada’s National Instrument 43-101:

Category	Tonnes	Silver Grade (in g/t)	Contained Silver (in oz.)	Lead (in %)	Zinc (in %)	Gold (in g/t)
Indicated	1,120,000	378	13,612,900	7.7	9.5	0.85
Inferred	1,450,000	284	13,241,200	5.4	8.3	0.46

This resource places Silvertip among the highest grade carbonate replacement deposits in North America. Based on recent trading of Silver Standard’s common shares, the transaction values Silvertip’s resources at US$0.044 per resource ounce of silver, excluding base metal and gold values. Exploration potential is considered to be very good. Silver Standard plans to hold the property on a care and maintenance basis pending higher commodity prices.

          MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

          Financial Results

For the three month period ended September 30, 2002, the company incurred a loss of $369,000 ($0.01 per share), compared to a loss of $1,487,000 ($0.04 per share) in the previous quarter ending June 30, 2002 and to a loss of $188,000 ($0.01 per share) for the three months ended September 30, 2001. The net loss for the nine-month period ending September 30, 2002 was $2,170,000 ($0.06 per share) compared to a loss of $743,000 ($0.03 per share) for the first nine months of 2001.

Total expenses for the quarter ending September 30, 2002 were $635,000 compared to $922,000 in the previous quarter ending June 30, 2002 and $231,000 in the quarter ending September 30, 2001. Total expenses for the nine months ending September 30, 2002 were $1,911,000 compared to $875,000 in a similar period in 2001. Expenses in the quarter were $287,000 lower than the quarter ending June 30, 2002 but $404,000 higher than the quarter ending September 30, 2001. The large increase in expenses during the second quarter of 2002 related in part to non-recurring costs associated with the successful completion of a $16.8 million financing during the quarter, the timing of expenditures and greater activity levels.

General and administrative expenditures were $282,000 for the quarter ending September 30, 2002 or $257,000 lower than the previous quarter ending June 30, 2002. The reason for the decrease related to the costs associated with the private placement in the second quarter. Costs in the third quarter of 2002 were $193,000 higher than the comparable period in 2001. The main areas where there were increases were in consulting costs, insurance, taxes and trade show participation. There was also a reduction in recoveries of administrative costs from related companies. A number of these increased costs are non-recurring, but others are reflective of increased activity in the company following the financings during the year.

During the quarter ended September 30, 2002, salaries and employee benefits were $106,000 lower than the previous quarter ending June 30, 2002 and $20,000 higher than the comparable quarter in the previous year. During the second quarter, $101,000 in bonus payments were made to employees and Silver Standard’s relatively low salaries were increased. Also during the quarter, mineral exploration and reclamation costs were $116,000 and $131,000 respectively, reflecting increased activity during the quarter.

Investment income for the three months ending September 30, 2002 was $103,000 compared to $80,000 in the three months ending June 30, 2002 and $43,000 to the comparable period in 2001, reflecting more cash available for investment. Investment income for the nine months was $212,000 compared to $127,000 in 2001.

During the three months ending September 30, 2002, a $273,000 foreign exchange gain was recorded. This brought the total foreign exchange loss for the year to $389,000 compared to a gain of $4,000 in the comparable period in 2001. The foreign exchange gains and losses are a result of the company receiving US currency from the May private placement. These dollars were kept in US currency as the company requires US dollars to meet its various obligations in many areas where it has properties. The Canadian dollar strengthened in the second quarter resulting in a loss and weakened in the third quarter resulting in the gain for that quarter. At the end of the quarter, the company held US $4.4 million of US currency.

During the three months ending September 30, 2002, the Bluey’s mineral property was written off and $53,000 was expensed.

          FINANCIAL POSITION AND LIQUIDITY

          Cash Flow

Cash flow from operations for the three months ending September 30, 2002, after allowing for the effect of changes in non-cash working capital items, was a use of funds of $37,000 compared to a use of $1,262,000 in the previous quarter and $566,000 for a comparable period in 2001. For the nine months ending September 30, 2002, the use of funds was $1,807,000 compared to a use of $893,000 in the previous year. During the quarter, $340,000 was raised through the exercise of warrants and $180,000 was raised through the exercise of options. Cash expenditures on properties during the quarter were $2,109,000.

          Cash Resources and Liquidity

Working capital, including cash of $16,803,000, was $14,476,000 at September 30, 2002. This compares to working capital of $5,520,000 at December 31, 2001 – an increase of $8,956,000 for the year. The company has sufficient funds to meet all of its obligations and planned expenditures over the next year.

          Fall Conferences and Shareholder Updates

Silver Standard has high name recognition as one of the premier pure silver companies for precious metals investors and company representatives were busy throughout the fall meeting with shareholders and other interested investors. In late September, the company participated in the New York Institutional Gold Conference and held shareholder updates in Dallas, Chicago, Denver, La Jolla and Los Angeles through early October.

Silver Standard also presented for the first time at Denver Gold Group’s institutional investor conference in October and, in early November, exhibited at the New Orleans Investment Conference where notable speakers included Sir John Templeton and Richard Russell. The company will also be part of the San Francisco Precious Metals Conference to be held December 1 and 2 and is planning a shareholder update in Hollywood, Florida on December 7.

          Outlook

In the silver community, debates are continuing over reasons for the decline in precious metals prices since their 2002 peaks in June. From a fundamentals perspective, both CPM Group and the Silver Institute point to lower demand from electronics users and higher supply from recycling in India. The Silver Institute believes that the deficit in 2002 will be somewhat less than 2001‘s 100 million ounce excess of demand over supply.

A number of global initiatives point to increased recognition of the value of precious metals in relation to both currencies and jewelry. The World Gold Council has developed an exchange-traded fund (ETF) based on gold that is awaiting approval for U.S. trading. This ETF would provide institutional investors such as mutual and pension funds and foundations with a more practical way to balance portfolios with gold exposure. Details are expected in early 2003.

In China, a gold exchange has opened in Shanghai this year and members include producers and fabricators. China is already the world’s third largest consumer photographic market even though per capital consumption is 1/36 of developed countries. In India, the Bureau of Indian Standards (BIS) is expected to introduce silver hallmarking by year-end. The BIS has 11 centers throughout the country that are already hallmarking gold for coins, trophies, silverware and other items. Hallmarking will increase consumer confidence in purity and help to reduce smuggling. India is also expected to open a 70-store gold souk similar to the one in Dubai, reputedly the world’s largest gold bazaar. Malaysian officials have been discussing a possible gold dinar for use with its trading partners as well as the introduction of a silver coin.

All of these developments are positive for precious metals and we continue to believe that sooner or later prices will better reflect fundamentals. In the meantime, we will continue acquiring large, low-cost silver resources and to expand our current portfolio through targeted and cost-effective exploration.

          Subsequent Events

(a)

In November the company announced it had entered into a letter agreement for a unique option/joint venture with Vista Gold Corp. (“Vista”) in which the company will acquire all the interest to silver resources hosted in the Maverick Springs gold-silver prospect in northern Nevada. Under the terms of the letter agreement, the company will pay Vista US $300,000 on closing of a formal agreement and contribute US $1,200,000 toward exploration programs, land holding costs and option payments.

(b)

In November, the company announced it had entered into an agreement with Imperial Metals Corporation and the Silvertip Mining Corporation under which it will acquire a 100% interest in the Silvertip project located in northern British Columbia. Under the terms of the agreement, the company has agreed to pay $1,200,000 (approximately US $770,000) and issue 100,000 common shares on closing.